Exhibit 99.1A
The narrative set forth below amends in its entirety the language in the section captioned “Allocation of the Allowance for Loan Losses” within “Management’s Discussion and Analysis” on pages F-92 and F-93 of the Financial Appendix filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on March 1, 2010. Changed language has been underlined.
Allocation of the Allowance for Loan Losses
Table 21 shows a five year comparison of the allocation of the allowance for loan losses. The allocation of the allowance for loan losses is based on several essential loss factors which could differ from the specific amounts or loan categories in which charge-offs may ultimately occur.
The allowance for loan losses to non-performing loans coverage was 60.66% at December 31, 2009, compared to 65.00% at December 31, 2008. This ratio is impacted by collateral-dependent impaired loans, which have no allowance for loan losses as the estimated losses on these credits have been charged-off. Therefore, a more meaningful allowance for loan losses coverage ratio is the allowance to non-performing loans excluding collateral-dependent impaired loans for which there is no related allowance for loan losses, which was 124.7% at December 31, 2009, compared to 192.8% at December 31, 2008. During times when non-performing loans are not significant, this coverage ratio — which measures the allowance for loan losses (which is there for the entire loan portfolio) against a small non-performing loans total — appears very large. As non-performing loans increase, this ratio will decline even with significant incremental additions to the allowance.
The allowance for loan losses allocated to non-performing loans (exclusive of collateral-dependent impaired loans which have no allowance, as the estimated losses on these loans have already been recognized) is as follows:
Table 19 Allowance for Loan Losses Allocated to Non-performing Loans

	December 31,
(Dollars in thousands)	2009	2008
Non-performing loans, excluding collateral-dependent impaired loans which have no allowance	$771.2	303.6
Total allocated allowance for loans losses on above loans	161.9	68.5
Allocated allowance as a % of loans	21.0%	22.6
Collateral-dependent impaired loans which have no allowance at December 31, 2009 (because they are carried at fair value net of selling costs) totaled $784.6 million, or 50.4% of non-performing loans. Synovus has recognized net charge-offs amounting to approximately 39% of the principal balance on these loans since they were placed on impaired status.

Commercial loans had an allocated allowance of $805.5 million, an increase of $312.2 million or 63.3% increase from the prior year. Approximately 46% of the increase is related to the reserve for asset dispositions that was established during 2009.
Commercial, financial, and agricultural loans had an allocated allowance of $137.0 million or 2.2% of loans in the respective category at December 31, 2009, compared to $126.7 million or 1.9% as of December 31, 2008. The increase in the allocated allowance is primarily related to an increase in the portion of the reserve related to projected asset dispositions.
The allocated allowance for owner occupied loans was $72 million at December 31, 2009, an increase of $32.7 million or 83.3% from December 31, 2008. The increase was driven by negative credit migration in this loan category.
At December 31, 2009, the allocated component of the allowance for loan losses related to commercial real estate construction loans was $379.6 million, up 53.6% from $247.2 million in 2008. As a percentage of commercial real estate construction loans, the allocated allowance in the category was 7.3% at December 31, 2009, compared to 3.4% the previous year-end. The increase is primarily due to an increase in the portion of the reserve related to projected asset dispositions as well as negative credit migration in the land acquisition category.
Commercial real estate mortgage loans had an allocated allowance of $216.8 million at December 31, 2009, up $136.7 million from $80.2 million at December 31, 2008. In addition to increases related to projected asset dispositions, the increase in this category was related to negative loan migration. Approximately half of the increase related to negative loan migration is attributed to the investment real estate category.
The unallocated allowance is 0.32% of total loans at December 31, 2009. This compared to 0.22% of total loans at December 31, 2008. The increase in the unallocated allowance during 2009 is primarily due to the macroeconomic downturn and imprecision in loan risk ratings. Management believes that this level of unallocated allowance is adequate to provide for probable losses that are inherent in the loan portfolio and that have not been fully provided through the allocated allowance. Factors considered in determining the adequacy of this unallocated allowance include economic factors, changes in the experience, ability, and depth of lending management and staff, and changes in lending policies and procedures, including underwriting standards and results of Parent Company loan reviews.